

Mail Stop 3561

April 18, 2018

Robert G. Phillips
Chief Executive Officer
Crestwood Equity Partners LP
811 Main Street, Suite 3400
Houston, Texas 77002

> **Re: Crestwood Equity Partners LP**
> **Registration Statement on Form S-3**
> **Filed March 23, 2018**
> **File No. 333-223892**

Dear Mr. Phillips:

We have limited our review of the above-referenced filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover page

1. Please explain to us how the offering price for the preferred units will be determined in the absence of a public market for such securities. We note your disclosure that the preferred units offered by the selling unitholders may be sold at various prices determined by market conditions and other factors and your Plan of Distribution mentions offers made at prices "prevailing at the time of sale, at fixed prices, at varying prices determined at the time of sale, or at privately negotiated prices." If the determination of the offering price bears any relationship to the preferred unit conversion feature into common units, for which you have a market, please discuss this factor. In doing so, enhance your disclosure to provide the Conversion Ratio and the closing price of your common units as of the most recent practicable date. Please note that if there is no established market for the preferred units, and if the price of the preferred units will not be determined with reference to the underlying common units, then it appears that the

preferred units would need to be offered at a fixed price until such time as an active market is developed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gillian A. Hobson, Esq.
Vinson & Elkins LLP